Exhibit 10.1
December 10, 2007
Ben Bennett
c/o OpenTV Corp.
275 Sacramento Street
San Francisco, California 94111
Dear Ben:
     This letter confirms the terms of your promotion, effective as of August 29, 2007, to Executive Vice President, Chief Operating Officer of OpenTV reporting directly to the Chief Executive Officer; provided that while the Board of Directors of OpenTV (the “Board”) conducts a search for a permanent Chief Executive Officer, you have agreed, on an interim basis, to serve as Acting Chief Executive Officer reporting directly to me in my capacity as Executive Chairman. In these capacities, you shall have the rights, powers, duties and obligations as are customarily associated with such offices and such other rights, powers, duties and obligations as may be agreed upon from time to time with me, the Board and/or the Chief Executive Officer when such position is filled. Your principal place of work, subject to reasonable and customary travel, shall be at the OpenTV offices located in San Francisco, California.
     During the course of your employment with OpenTV you shall devote your full business time and efforts to OpenTV; provided, that, nothing herein shall prevent you from (i) participating in industry, trade, professional, charitable and community activities, (ii) serving on corporate, civic or charitable boards or committees, and (iii) managing your personal investments and affairs, in each case so long as such activities do not conflict with OpenTV’s interests or interfere with the performance of your responsibilities to OpenTV.
Base Salary and Annual Bonus
     Your annual base salary will be $400,000, which shall be paid to you in regular intervals in accordance with OpenTV’s customary payroll schedules for salaried employees, but in no event less frequently than twice each month. For each of the calendar years in which you are employed by OpenTV, you shall be eligible for annual discretionary bonus awards (the target amount of which shall be established by the Compensation and Nominating Committee (the “Committee”) of the Board prior to the commencement of any calendar year to which it relates), based on financial and strategic objectives agreed to annually by the Committee and the Board. Your discretionary bonus, if any, will be paid to you, at the option of the Committee, in a cash payment, in shares of capital stock of OpenTV, or in a combination of cash and capital stock of

OpenTV. Your target bonus for 2007 is 40% of your annual base salary, which may change in subsequent years, as described above, within the discretion of the Committee, but such targeted bonus percentage shall not be materially less than the target bonus percentages of other senior executives of OpenTV at the same level. In addition, for such period in which you serve as Acting Chief Executive Officer, your target bonus will be increased by an additional 20% (for a total target bonus of 60% of your annual base salary), such additional amount to be pro rated for your actual period of service as Acting Chief Executive Officer but in no event less than the bonus payable for 12 months of service. Such annual discretionary bonus awards shall be payable or issuable, as applicable, as soon as practicable after the Committee and Board can determine whether, and the degree to which, such financial and strategic objectives have been reached, but in no event later than any discretionary performance bonuses are paid to other senior executives of OpenTV.
Restricted Stock
Upon your acceptance of the terms set forth in this letter agreement, the Committee has authorized OpenTV to issue One Hundred Fifty Thousand (150,000) Class A Ordinary Shares to you under the OpenTV Corp. 2005 Incentive Plan (the “Restricted Shares”). The Restricted Shares shall be issued on the date of this letter agreement (the “Grant Date”) and shall be subject to the terms and conditions of the Restricted Share Agreement attached as Exhibit B to this letter agreement. These terms and conditions include restrictions on sale, transfer and assignment (collectively, the “Restrictions”), which Restrictions shall lapse in accordance with the following schedule: the Restrictions shall lapse as to twenty-five percent (25%) of the Restricted Shares on December 3, 2008 and at the end of each month thereafter, the Restrictions shall lapse as to an additional 1/48th of the Restricted Shares. The Restricted Shares are also subject to forfeiture and other requirements, as further detailed in the Restricted Share Agreement.
Term and Termination
The term of your employment under this letter agreement shall commence as of August 29, 2007 and end on the first anniversary thereof, and until your employment is terminated as provided herein, the term shall, upon any expiration, be automatically extended for additional one year periods.
Your employment under this letter agreement may be terminated under the following circumstances:
1.	By OpenTV: With or without Cause (as defined below) effective upon receipt by you of written notice from OpenTV.

2.	By you:
(a)	Upon thirty (30) days prior written notice for Good Reason (as defined below); and

(b)	Upon thirty (30) days prior written notice without Good Reason.

3.	By mutual agreement between OpenTV and you.
If either: (i) OpenTV terminates your employment without Cause, as defined below, or (ii) you resign your employment due to a material reduction of your duties and/or responsibilities (which caused a significant amount of your duties to be inconsistent with the duties and responsibilities normally assigned to a person serving in the capacity of Executive Vice President, Chief Operating Officer) or a material reduction in your annual base salary or a permanent Chief Executive Officer has not been appointed on or before December 31, 2008 (each of such cases being referred to as “for Good Reason”), then, in each such case, you will be entitled to the following:
•     a lump sum payment in an amount equal to the sum of (a) your annual base salary through the date of termination, (b) vacation time not used as of the date of termination to the extent that such vacation time has been accrued during the calendar year of termination, calculated based upon your base salary at the date of termination, and (c) business expenses reimbursable under this letter, in each case to the extent not theretofore paid (such amounts in (a), (b) and (c) being collectively referred to as the “Accrued Obligation”);
•      a lump sum payment in an amount equal to twelve (12) months of your annual base salary then in effect, payable at your option within fifteen (15) days of termination or such later date or dates as may agreed (such agreement not to be unreasonably withheld); provided that for the avoidance of doubt the same amount of twelve (12) months of your annual base salary shall apply in respect of a termination that occurs within 12 months following the date of any “Approved Transaction”, “Board Change” or “Control Purchase” (as such terms are defined in the OpenTV Corp. 2005 Incentive Plan (the “Plan”), and collectively referred to herein as “Change in Control”);
•     in lieu of any bonus payments to which you might otherwise be entitled as a result of your employment, a lump sum payment in an amount equal to 40% of your annual basis salary then in effect, payable at your option within fifteen (15) days of termination or such later date or dates as may agreed (such agreement not to be unreasonably withheld);
•     the Restrictions applicable to the Restricted Shares shall continue to lapse through the twelve (12) month anniversary of the date of your termination;
•     continued vesting of all options granted to you under the Plan through the twelve (12) month anniversary of the date of your termination; provided that for the avoidance of doubt if a termination to which this paragraph applies occurs within 12 months after a Change in Control (and the vesting of such options have not otherwise been accelerated pursuant to the terms of the Plan), then, in such event, vesting of all options granted to you under the Plan shall also continue until the twelve (12) month anniversary of the date of your termination;

•     all vested stock options held by you following the termination of your employment with OpenTV pursuant to the first sentence of this paragraph (including any stock options that vest following the date of termination pursuant to the immediately preceding sub-paragraph above) shall remain exercisable for a period of 90 days following the date on which the last options vest in accordance with the continued vesting provisions of the immediately preceding sub-paragraph above (but not later than the scheduled expiration of such stock option);
•     for the period during which you receive base salary continuation or until such earlier time as you receive alternative health coverage, reimbursement of the difference between (A) monthly COBRA payments actually made by you for continued health benefits during such period, and (B) the amount you would have paid for health coverage for yourself and your dependents under OpenTV’s health plan had you remained an OpenTV employee during such period.
     Receipt of the foregoing benefits, other than the Accrued Obligation, shall be subject to your execution of a reasonable release of claims in favor of OpenTV.
     If you intend to resign your employment for Good Reason, you must notify OpenTV in writing. If OpenTV fails to cure or remedy your reason for resignation within thirty (30) days of its receipt of your notification, your resignation shall be effective on the earlier of (i) the date OpenTV notifies you in writing of its determination not to cure or remedy your reason for resignation or (ii) the thirtieth (30th) day following OpenTV’s receipt of your notification.
     You acknowledge and agree that your position as Acting Chief Executive Officer is an interim position. Accordingly, the appointment of a permanent Chief Executive Officer shall not, by itself, entitle you to resign your employment for Good Reason. However, if, within ninety (90) days of the appointment of a permanent Chief Executive Officer, you reasonably conclude that, as a result of his or her appointment, you will be unable to perform your duties as Chief Operating Officer, then you shall, within such 90 day period, discuss with the Executive Chairman the objective reasons supporting your conclusion. If after hearing such objective reasons, the Executive Chairman, on behalf of OpenTV, agrees with your conclusion (such agreement not to be unreasonably withheld), then you shall be entitled to resign your employment for Good Reason. Notwithstanding any other provision of this letter agreement, should you be entitled to resign your employment for Good Reason under the foregoing circumstance, then, in consideration of your termination benefits, you shall also agree to continue the performance of your duties and obligations as Chief Operating Officer for an agreed transition period not to exceed nine (9) months in order to ensure a smooth transition to your successor. Notwithstanding any agreed transition period, OpenTV may relieve you of your duties at any time prior to the expiration of such agreed transition period, provided that you will continue to receive your base salary and benefits for the full amount of the agreed transition period.
     OpenTV may terminate your employment for Cause at any time upon written notice of such termination to you setting forth in reasonable detail the nature of such

Cause. If OpenTV terminates your employment for Cause, or you resign for a reason other than for Good Reason, then you will be entitled to a lump sum in an amount equal to the Accrued Obligation. In addition, upon termination of your employment by OpenTV for Cause, all stock options granted to you, notwithstanding any prior vesting, shall immediately terminate and all Restricted Shares remaining subject to Restrictions shall be immediately forfeited. In the event you elect to resign for a reason other than for Good Reason, you agree to provide OpenTV with at least thirty (30) days prior written notice. In such event, you will continue to receive your base salary and benefits during such notice period, but OpenTV may relieve you of your duties prior to the expiration of such notice period.
     Solely for purposes of this letter, “Cause” shall be deemed to have occurred upon the happening of any of the following: (A) the breach by you of any material provision of the Employee Proprietary Information and Inventions Agreement you have executed for the benefit of OpenTV (the “Employee Inventions Agreement”), a copy of which is attached hereto as Exhibit A, (B) your having been charged with a felony under the laws of the United States or any state thereof (other than a traffic violation), (C) your act of fraud, theft, embezzlement, other material act of dishonesty or any material breach of fiduciary duty owed to OpenTV, (D) your willful failure to perform, or gross neglect in the performance of, your duties and responsibilities to OpenTV (other than as a result of illness or incapacity), and (E) your agreement to settle any charges brought against you by the Securities and Exchange Commission with respect to any act or omission by you, which charges involve an allegation of fraud or, in the good faith opinion of the Board, would reasonably likely to have resulted in a conviction had the matter proceeded.
Benefits; Vacation and Expenses
     You will have the right to participate in and to receive benefits from all present and future life, accident, disability, medical, pension and savings plans and all similar benefits made available generally to executives of OpenTV. The amount and extent of benefits to which you are entitled shall be governed by the specific benefit plan, as it may be amended from time to time.
     You will be entitled to five weeks of paid vacation per year or such longer period as may be provided by OpenTV. Such vacation shall be taken at such times and intervals as shall be determined by you, subject to the reasonable business needs of OpenTV. You shall not be permitted to accrue more than 1.75 times your annual vacation entitlement.
     OpenTV shall pay or reimburse you promptly for all reasonable expenses and other disbursements incurred or paid by you in the performance of your duties and responsibilities to OpenTV, including those incurred or paid in connection with business related travel, telecommunications and entertainment, subject to reasonable substantiation by you in accordance with OpenTV’s policies.

Arbitration of Claims
     You hereby acknowledge and agree that, except as provided below, all disputes concerning your employment with OpenTV, the termination thereof, the breach by either party of the terms of this letter or any other matters relating to or arising from your employment with OpenTV shall be resolved in binding arbitration in a proceeding in San Francisco, California, administered by and under the rules and regulations of the American Arbitration Association. You and OpenTV also acknowledge and agree that this letter shall be governed by the laws of the State of California (other than its conflicts of law principles), and the arbitrator shall apply such laws to all disputes and other matters considered in the arbitration process. Both parties and the arbitrator will treat the arbitration process and the activities that occur in the proceedings as confidential.
Compliance with Section 409A of the Internal Revenue Code.
A.	The parties intend for this letter agreement either to satisfy the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and all applicable guidance promulgated thereunder (together, “Section 409A”) or to be exempt from the application of Section 409A, and this letter agreement shall be construed and interpreted accordingly. If this letter agreement either fails to satisfy the requirements of Section 409A, or is not exempt from the application of Section 409A, then the parties hereby agree to amend or to clarify this letter agreement in a timely manner so that this letter agreement either satisfies the requirements of Section 409A or is exempt from the application of Section 409A.

B.	Notwithstanding any provision in this letter agreement to the contrary, any termination of employment contemplated under this letter agreement shall satisfy the applicable requirements of a “separation from service” under Section 409A.

C.	Notwithstanding any provision in this letter agreement to the contrary, in the event that you are a “specified employee” (as defined in Section 409A), any severance payment, severance benefits, or other amounts payable under this letter agreement that would be subject to the special rule regarding payments to “specified employees” under Section 409A(a)(2)(B) of the Internal Revenue Code (collectively, “Specified Employee Payments”) shall not be paid before the expiration of a period of six (6) months following the date of your termination of employment. The Specified Employee Payments to which you would otherwise have been entitled during the six-month period following the date of your termination of employment shall be accumulated and paid as soon as administratively practicable following the first date of the seventh month following the date of your termination of employment.

D.	To ensure satisfaction of the requirements of Section 409A(b)(3) of the Internal Revenue Code, assets shall not be set aside, reserved in a trust or other arrangement, or otherwise restricted for purposes of the payment of amounts payable under this letter agreement.

E.	OpenTV and you understand and acknowledge that the federal, state, local, and/or foreign tax consequences (including without limitation those tax consequences implicated by Section 409A) of this letter agreement are complex and subject to change, that no representations or warranties are being made herein by either OpenTV or you with respect to the tax consequences that may arise from the performance of this letter agreement, and neither OpenTV nor you will seek to hold the other responsible for tax consequences that may arise from the performance of this letter agreement.
Severability
If any of the provisions of this letter agreement shall, for any reason, be declared invalid, illegal or unenforceable in any respect by final judgment of any court or administrative body of competent jurisdiction, (a) such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this letter agreement, and (b) this letter agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.
Miscellaneous
     This letter, including the Employee Inventions Agreement, and any stock option or restricted share agreement between you and OpenTV entered into pursuant to the Plan or any predecessor stock incentive plan adopted by OpenTV constitute the entire agreement, arrangement and understanding between you and OpenTV on the nature and terms of your employment with OpenTV. This letter supersedes any prior or contemporaneous agreement, arrangement or understanding on this subject matter, except for any stock option or restricted share agreement between you and OpenTV. By executing this letter as provided below, you expressly acknowledge the termination of any such prior agreement, arrangement or understanding. Also, by your execution of this letter, you affirm that no one has made any written or verbal statement that contradicts the provisions of this letter. In the event of any inconsistency between the terms contained in this letter and the terms contained in any stock option or restricted share agreement between you and OpenTV, the terms contained in this letter shall control, such that the provisions regarding vesting or termination contained in your stock option or restricted share agreements shall be superseded by the provisions of this letter to the extent of any conflict. The terms of your employment set forth in this letter may only be modified by a written agreement signed by both OpenTV’s Executive Chairman or Chief Executive Officer and you which expressly alters it. The terms of your employment may not be modified by any oral or implied agreement, or by any policies of OpenTV, practices or patterns of conduct.

     We are enthusiastic about your continuing employment with us and the contributions you can make to our executive management team and OpenTV. Please retain the original letter for your records and return the signed copy to me.

Sincerely, OPENTV CORP.
By:	/s/ André Kudelski
André Kudelski
Executive Chairman

Signature of Acceptance:
/s/ Ben Bennett
Ben Bennett

Date: December 10, 2007